Filed pursuant to Rule 433

Registration No. 333-259827

GENERAL MILLS, INC.

PRICING TERM SHEET

March 27, 2023

$1,000,000,000 4.950% Notes due 2033

Issuer:	General Mills, Inc.

Issuer Ratings & Outlook*:	Baa2 / BBB (Stable/Stable) (Moody’s/S&P)

Offering Format:	SEC Registered

Trade Date:	March 27, 2023

Settlement Date:	March 29, 2023 (T+2)

Day Count Convention:	30 / 360

Title:	4.950% Notes due 2033

Principal Amount:	$1,000,000,000

Maturity Date:	March 29, 2033

Coupon (Interest Rate):	4.950%

Price to Public:	99.797%

Yield to Maturity:	4.976%

Spread to Benchmark Treasury:	+145 bps

Benchmark Treasury:	UST 3.500% due February 15, 2033

Benchmark Treasury Price / Yield:	99-25; 3.526%

Interest Payment Dates:	Semi-annually on each March 29 and September 29, commencing September 29, 2023

CUSIP / ISIN:	370334 CT9 / US370334CT90

Optional Redemption Provisions:

Make-whole Redemption:	At any time prior to December 29, 2032 at a discount rate of T+25 basis points

Par Redemption:	At any time on or after December 29, 2032 at 100%

Change of Control Offer to Purchase:	If a change of control triggering event occurs, General Mills will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Joint Book-Running Managers:	Barclays Capital, Inc. BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.

*	Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611 or J.P. Morgan Securities LLC at 1-212-834-4533.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on March 27, 2023 relating to its Prospectus dated September 27, 2021.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.